# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AMERICAN CENTURY ETF TRUST, CIK 0001710607
CUSIP: 025072562
Title of class of securities: Exchange Traded Fund
Address of issuer's principal executive offices: 4500 MAIN STREET, KANSAS CITY, Missouri (MO), 64111
Date of event which requires filing of this statement: 09/09/2022
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001481714

## Reporting persons
- Verus Financial Partners, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Virginia (VA); sole voting power 1,154,453; shared voting power 1,755; sole dispositive power 1,156,208; shared dispositive power 0; aggregate amount beneficially owned 1,156,208 (6.7% of the class)

## Item 1. Issuer
Name of issuer: AMERICAN CENTURY ETF TRUST
Address of issuer's principal executive offices: 4500 MAIN STREET, KANSAS CITY, MISSOURI, 64111

## Item 2. Person Filing
Name of person filing: Verus Financial Partners, Inc.
Address of principal business office or, if none, residence:
9030 Stony Point Parkway, Suite 160
Richmond, VA 23235
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1,156,208
Percent of class: 6.7
Sole power to vote or to direct the vote: 1,154,453
Shared power to vote or to direct the vote: 1,755
Sole power to dispose or to direct the disposition: 1,156,208
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Verus Financial Partners, Inc.: Julie A. Waitman, Chief Compliance Officer (06/21/2024)